Exhibit 99.11

Village Farms International, Inc.

Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

April 2, 2018

Independent Auditor’s Report

To the Shareholders of

Village Farms International, Inc.

We have audited the accompanying consolidated financial statements of Village Farms International, Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2017 and 2016 and the consolidated statements of changes in shareholders’ equity, income (loss) and comprehensive income and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Village Farms International, Inc. and its subsidiaries as at December 31, 2017 and 2016, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada

Village Farms International, Inc.

Consolidated Statements of Financial Position

(In thousands of United States dollars)

	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$7,091	$5,373
Trade receivables	11,259	10,187
Other receivables	1,982	263
Inventories (note 5)	17,309	16,108
Income taxes recoverable	246	246
Prepaid expenses and deposits	564	676
Biological asset (note 6)	4,405	4,446

Total current assets	42,856	37,299

Non-current assets
Property, plant and equipment (note 7)	81,754	96,135
Investment in joint venture (note 8)	15,727	—
Other assets (note 9)	2,004	1,531

Total assets	$142,341	$134,965

LIABILITIES
Current liabilities
Trade payables	$12,952	$12,711
Accrued liabilities	3,793	3,586
Current maturities of long-term debt (note 10)	2,620	3,291
Current maturities of capital lease obligations	72	33

Total current liabilities	19,437	19,621

Non-current liabilities
Long-term debt (note 10)	35,760	41,929
Long-term maturities of capital lease obligations	179	87
Deferred tax liability (note 17)	4,825	4,987
Deferred compensation	1,097	954

Total liabilities	61,298	67,578

SHAREHOLDERS’ EQUITY
Share capital (note 20)	36,115	24,954
Contributed surplus	1,726	1,392
Revaluation surplus (note 7)	4,321	6,132
Accumulated other comprehensive loss	(391)	(541)
Retained earnings	39,272	35,450

Total shareholders’ equity	81,043	67,387

Total liabilities and shareholders’ equity	$142,341	$134,965

Subsequent event (note 24)

The accompanying notes are an integral part of these consolidated financial statements

Village Farms International, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except for shares outstanding)

	Number of Common Shares	Share Capital	Contributed Surplus	Revaluation Surplus	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
Balance at January 1, 2016	38,807,345	$24,903	$1,197	$—	$(602)	$37,433	$62,931
Shares issued on exercise of stock options	75,600	51	—	—	—	—	51
Share-based compensation (note 23)	—	—	195	—	—	—	195
Cumulative translation adjustment	—	—	—	—	61	—	61
Gain on revaluation of land, net of tax (note 7)	—	—	—	6,132	—	—	6,132
Net loss	—	—	—	—	—	(1,983)	(1,983)

Balance at December 31, 2016	38,882,945	$24,954	$1,392	$6,132	$(541)	$35,450	$67,387

Balance at January 1, 2017	38,882,945	24,954	1,392	6,132	(541)	35,450	67,387
Shares issued pursuant to public offering, net of issuance costs	2,500,000	9,769	—	—	—	—	9,769
Shares issued on exercise of stock options (note 23)	91,667	59	—	—	—	—	59
Issuance of warrants for common shares (note 8)	—	—	148	—	—	—	148
Share-based compensation (note 23)	768,000	1,333	186	—	—	—	1,519
Cumulative translation adjustment	—	—	—	—	150	—	150
Reclassification of previously recorded revaluation gain of land, net of tax (note 7)	—	—	—	(1,811)	—	—	(1,811)
Net income	—	—	—	—	—	3,822	3,822

Balance at December 31, 2017	42,242,612	$36,115	$1,726	$4,321	$(391)	$39,272	$81,043

The accompanying notes are an integral part of these consolidated financial statements

Village Farms International, Inc.

Consolidated Statements of Income (Loss) and Comprehensive Income

For the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share data)

	2017	2016
Sales (note 19)	$158,406	$155,502
Cost of sales (note 15)	(144,433)	(140,778)
Change in biological asset (note 6)	265	(1,501)
Selling, general and administrative expenses (note 15)	(15,413)	(13,720)

Loss from operations	(1,175)	(497)
Interest expense	2,695	2,514
Foreign exchange loss	(26)	86
Other income	(46)	(22)
Share of loss from joint venture (note 8)	255	—
(Gain) loss on disposal of assets (note 8)	(8,013)	12

Income (loss) before income taxes	3,960	(3,087)
Provision for (recovery of) income taxes (note 16)	138	(1,104)

Net income (loss)	$3,822	$(1,983)

Basic income (loss) per share (note 21)	$0.10	$(0.05)

Diluted income (loss) per share (note 21)	$0.10	$(0.05)

Other comprehensive income:
Foreign currency translation adjustment	150	61
Gain on revaluation of land, net of tax (note 7)	(1,811)	6,132

Comprehensive income	$2,161	$4,210

The accompanying notes are an integral part of these consolidated financial statements

Village Farms International, Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars)

	2017	2016
Cash flows from operating activities:
Net income (loss)	$3,822	$(1,983)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	7,586	8,164
Amortization of deferred charges	73	120
(Gain) loss on disposal of assets	(8,013)	12
Share of loss from joint venture (note 8)	255	—
Interest paid	2,614	2,351
Share-based compensation	1,519	195
Deferred income taxes	109	(1,261)
Change in biological asset	(265)	1,501
Changes in non-cash working capital items (note 18)	(4,417)	(433)

Net cash provided by operating activities	3,283	8,666

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,696)	(2,193)

Net cash used in investing activities	(1,696)	(2,193)

Cash flows from financing activities:
Proceeds from borrowings	7,306	4,000
Repayments on borrowings	(14,320)	(7,718)
Interest paid on long-term debt	(2,614)	(2,351)
Proceeds from issuance of common stock pursuant to public offering, net	9,769	—
Proceeds from exercise of stock options	59	51
Payments on capital lease obligations	(59)	(41)

Net cash provided by (used in) financing activities	141	(6,059)

Effect of exchange rate changes on cash and cash equivalents	(10)	2

Increase in cash and cash equivalents	1,718	416
Cash and cash equivalents, beginning of year	5,373	4,957

Cash and cash equivalents, end of year	$7,091	$5,373

Supplemental cash flow information:
Income taxes (recovered) paid	$(25)	$1,082

Supplemental disclosure of non-cash information:
Purchases of capital expenditures by financing capital lease	$190	$126

Purchases of capital expenditures by use of accounts payable	—	$385

Issuance of warrants	$148	—

The accompanying notes are an integral part of these consolidated financial statements

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

1	NATURE OF OPERATIONS

Village Farms International, Inc. (“VFF” the parent company, together with its subsidiaries, the “Company”) is incorporated under the Canada Business Corporation Act. VFF’s principal operating subsidiaries as at December 31, 2017 are Village Farms Canada Limited Partnership (“VFCLP”), Village Farms, L.P. (“VFLP”), and VF Clean Energy, Inc (“VFCE”). The address of the registered office of VFF is 4700 80th Street, Delta, British Columbia, Canada, V4K 3N3. VFF owns a 50% equity interest in Pure Sunfarms Corp. (“Pure Sunfarms”), which is recorded as Investment in Joint Venture (note 8).

The Company’s shares are listed on the Toronto Stock Exchange under the symbol VFF and are also traded in the United States on the OTCQX® Best Market under the symbol VFFIF.

The Company, through its subsidiaries VFCLP and VFLP, owns and operates sophisticated, highly intensive agricultural greenhouse facilities in British Columbia and Texas, where it produces, markets and sells premium-quality tomatoes, bell peppers, and cucumbers. The Company also markets and sells third party produce through its subsidiaries. The Company, through its subsidiary VFCE, owns and operates a 7.0 MW power plant that generates electricity. In addition, the Company’s joint venture, Pure Sunfarms, is in the start up stage of becoming a producer and supplier of cannabis products to be sold to wholesalers, distributors and retailers across Canada and internationally.

2	BASIS OF PRESENTATION

Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of consolidated financial statements as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of December 31, 2017. The consolidated financial statements were approved by the Board of Directors of the Company for issue on March 16, 2018. Management does not have the authority to amend the consolidated financial statements after the statements have been issued, without the approval by the Board of Directors of the Company. The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

Basis of Measurement

The consolidated annual financial statements have been prepared on the historical cost basis except for the following material items on the consolidated statements of financial position:

•	biological assets are measured at fair value less costs to sell;

•	land is valued at fair market value; and

•	available-for-sale financial assets are measured at fair value.

Functional and Presentation Currency

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is the Company’s functional currency. VFCE’s functional currency is Canadian dollars and conversion to U.S. dollars is performed in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. All financial information presented in U.S. dollars has been rounded to the nearest thousands, except per share amounts.

3	SIGNIFICANT ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATION UNCERTAINTY

The significant accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Consolidation

The consolidated financial statements of the Company consolidate the accounts of VFF and its subsidiaries. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Joint Venture

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity through a jointly controlled entity. Joint control exists when strategic, financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control. Joint ventures are accounted for using the equity method and are recognized initially at cost. The Company recognizes its share of the post-acquisition income and expenses and equity movement in the venture. If the cumulative losses exceed the carrying amount of the equity investment, they are first applied to any additional advances that are receivable from the joint venture to the extent of the total amount receivable. Additional losses are recognized only to the extent that there exists a legal or constructive obligation.

Segment Reporting

Operating segments are reported in a manner consistent with internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). Based on the aggregation criteria in IFRS 8, Operating Segments, the Company has identified two operating segments, the Produce Business and the Energy Business.

Foreign Currency Translation

The integrated foreign operations of the Company’s monetary assets and liabilities are translated into U.S. dollars at year-end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation are charged to income. Transactions denominated in foreign currencies are translated at the rate prevailing at the transaction date. All financial information presented in U.S. dollars has been rounded to the nearest thousand.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Financial assets and liabilities are offset and the net amount is reported on the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i) Financial assets and liabilities carried at fair value through profit or loss:

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed as incurred in the consolidated statements of income (loss). Gains and losses arising from changes in fair value are presented in the consolidated statements of income (loss) within gain or loss on derivatives in the period in which they arise. Financial assets and liabilities carried at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the consolidated statements of financial position date, which is classified as non-current.

(ii) Available-for-sale investments:

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company currently has no available-for-sale investments on its consolidated statements of financial position. Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Gains or losses arising from changes in fair value are recognized in other comprehensive income. Available-for-sale investments are classified as non-current, unless the investment matures within twelve months, or management expects to dispose of them within twelve months.

(iii) Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade receivables, other receivables, and cash and cash equivalents, and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iv) Financial liabilities at amortized cost:

Financial liabilities at amortized cost include trade payables, accrued liabilities, obligations under capital leases and long-term debt. Trade payables and accrued liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, trade payables and accrued liabilities are measured at amortized cost using the effective interest method. Long-term debt is recognized initially at fair value, net of transaction costs incurred which are amortized over the term of the loans. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

(v) Derivative financial instruments:

The Company has used derivatives in the form of interest rate swaps to manage risks related to some of its variable rate long-term debt. Derivatives are classified as carried at fair value through profit or loss, are included on the consolidated statements of financial position within liabilities, and are classified as current or non-current based on the contractual terms specific to the instrument. Gains and losses on re-measurement are included in the consolidated statements of income (loss). The Company currently has no derivatives on its consolidated statements of financial position.

Impairment of Financial Assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. The criteria used to determine if objective evidence of an impairment loss exists include:

(i)	significant financial difficulty of the obligor;

(ii)	delinquencies in interest or principal payments; and

(iii)	it becomes probable that the borrower will enter bankruptcy or other financial reorganization.

If such evidence exists, the Company recognizes an impairment loss as follows:

i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of income (loss). This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits held with banks, and other highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Trade Receivables

Trade receivables are measured at amortized cost, net of allowance for uncollectible amounts. Credit is extended based on an evaluation of a customer’s financial condition. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts are past due, the Company’s previous loss history and the customer’s current ability to pay its obligation to the Company. The Company writes off receivables when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense.

Inventories

Inventories refer to deferred crop costs and other supplies and packaging which are incurred to date on current production and are not defined as a biological asset. Inventories of Company-grown produce consist of raw materials, labour and overhead costs incurred less costs charged to cost of sales throughout the various crop cycles, which end at various times throughout the year. Growing crops are accounted for in accordance with the Company’s policy on biological assets. Cost of sales is based on estimated costs over the crop cycle allocated to both actual and estimated future yields at each period-end date.

The carrying value of agricultural produce is its fair value less costs to sell and complete at the date of harvest and is presented with biological asset on the consolidated statements of financial position. Supplies and packaging are recorded at the lower of cost or replacement cost. The cost of produce inventory purchased from third parties is valued at the lower of cost or net realizable value.

Biological Asset

Biological asset consists of the Company’s produce on the vines at year-end. Measurement of the biological asset begins        six weeks prior to harvest as management at this point has visibility on production and expected sales. Costs related to the crop prior to this point are presented in deferred crop costs (inventories). The produce on the vine is measured at fair value less costs to sell and costs to complete, with any change therein recognized in income. Costs to sell include all costs that would be necessary to sell the assets, including finishing and transportation costs.

Property, Plant and Equipment

Recognition and measurement

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land. Land has historically been stated at cost, and is now stated at fair values and will be revalued every three years by an independent external appraiser. Any revaluation gains or losses arising from changes in the fair market value of land is recognized in other comprehensive income on the consolidated statements of income (loss) and revaluation surplus on the statements of financial position.

Property, plant and equipment costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment, and is presented net within gain/loss on disposal of assets in the consolidated statements of income (loss).

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed, and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation expense is recognized on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated. The estimated useful lives of the class of assets for the current and comparative periods are as follows:

Classification	Estimated Useful Lives
Leasehold and land improvements	5-20 years
Greenhouses and other buildings	4-30 years
Greenhouse equipment	3-30 years
Machinery and equipment	3-12 years

Construction in process reflects the cost of assets under construction, which are not depreciated until placed into service.

Impairment of Non-Financial Assets

Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of testing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGUs”). An impairment loss is recognized for the amount, if any, by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGUs).

Leased Assets

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and rent expenses are recognized in the Company’s consolidated statements of income (loss).

Borrowing Costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized initially at fair value. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of income (loss) over the year of the borrowings using the effective interest method.

Revenue Recognition

Revenue from the sale of produce in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue from the production and sale of power is measured at the fair value of the consideration received or receivable. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. The timing of the transfer of risks and rewards occurs at the time the produce has been successfully delivered, the risk of loss has passed to the customer, and collectability is reasonably assured.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Income Taxes

The tax expense for the year comprises current and deferred tax. Tax is recognized in the consolidated statements of income (loss), except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the consolidated statements of financial position dates in the relevant tax jurisdiction. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of the amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the consolidated statements of financial position dates and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Offsetting of deferred income tax assets and liabilities occurs only when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Share-Based Compensation

The Company grants stock options and performance-based restricted share units (“RSUs”) to certain employees and directors.

Stock options generally vest over three years (33% per year following the grant date) and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact recognized immediately.

The RSUs granted are expected to be settled using the Company’s own equity and issued from treasury. The equity-settled share-based compensation is measured at the fair value of the Company’s common shares as at the grant date in accordance with the terms of the RSU Plan. The fair value determined at the grant date is charged to income on a straight-line basis over the vesting period or when performance based vesting conditions are met, based on the estimate of the number of RSUs that will eventually vest and be converted to common shares, with a corresponding increase in equity.

Provisions

Provisions, where applicable, are recognized in accrued liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material.

Income Per Share

Basic income per share are computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted income per share. Under this method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive share options are applied to repurchase common shares at the average market price for the period. Share options are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options.

Significant Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. These estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Critical accounting estimates and judgments

i) Estimated useful lives of property, plant and equipment

Management estimates the useful lives of property, plant and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of property, plant and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s property, plant and equipment in the future.

ii) Financial instruments

The Company’s over-the-counter derivative includes an interest rate swap used to economically hedge exposure to variable cash flows associated with interest payments on the Company’s borrowings. Management utilizes a third party to value the derivative at each reporting period; the estimates and assumptions used by the third party are based on available market data which includes market yields and counterparty credit spreads.

iii) Biological asset

The fair value of the biological asset is derived using a discounted cash flow model. Management estimates the sales price of produce on the vine by utilizing actual sales prices for the first six weeks of the next year, and estimates the costs to sell and complete by projecting yields and crop, packaging, and transportation costs. The estimated costs are subject to fluctuations based on the timing of prevailing growing conditions and market conditions.

iv) Inventories and cost of sales

Cost of sales is based upon incurred costs, and estimated costs to be incurred, of each crop allocated to both actual and estimated future yields over each crop cycle. The estimates of future yields are reviewed at each reporting period for accuracy. However, numerous factors such as weather, diseases and prevailing market conditions can impact the estimation of pricing, costs, and future yields. The estimated costs to be incurred are based on references to historical costs and updated for discussions with suppliers and senior management. Inventories include the actual cost of the crop not yet defined as a biological asset, packaging supplies, and purchased produce, less the amounts that have been expensed in cost of sales.

v) Income taxes and deferred income tax assets or liabilities

Management uses judgment and estimates in determining the appropriate rates and amounts in recording deferred taxes, giving consideration to timing and probability. Actual taxes could vary significantly from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. The resolution of these uncertainties and the associated final taxes may result in adjustment to the Company’s tax assets and tax liabilities. The recognition of deferred income tax assets is subject to judgment and estimation over whether these amounts can be realized. Management estimates, at this time, that the hail storm insurance proceeds received are not currently taxable, but if certain conditions are not met, a portion could become taxable in the future.

4	CHANGES IN ACCOUNTING POLICIES

The IASB periodically issues new standards and amendments or interpretations to existing standards. The new pronouncements listed below are those policy changes that management considers relevant to the Company now or in the future. This is not intended to be a complete list of new pronouncements made during the year.

IFRS 9, Financial Instruments, addresses classification and measurement of financial assets and financial liabilities, and replaces the multiple category and measurement models in IAS 39, Financial Instruments-Recognition and Measurement. The new Standard limits the number of categories for classification of financial assets to two: amortized cost and fair value through profit or loss. The requirements for financial liabilities are largely in line with IAS 39. IFRS 9 also replaces the models for measuring equity instruments. Equity instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The ability to recognize unquoted equity instruments at cost under IAS 39 is eliminated. The standard is effective for annual periods beginning on or after January 1, 2018. IFRS 9 is not expected to have a material impact on amounts recorded on the consolidated financial statements of the Company.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

IFRS 15, Revenue from Contracts with Customers, replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and the related Interpretations on revenue recognition. IFRS 15, issued in May 2014, establishes the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts, and financial instruments. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management has evaluated the impact of IFRS 15 and does not expect it to have a material impact on the consolidated financial statements of the Company.

IFRS 16, Leases, issued in January 2016, replaces IAS 17, Leases, and related Interpretations. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, ie the customer (lessee) and the supplier (lessor). IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted only if the company also applies IFRS 15. Management is currently assessing the impact on the Company’s consolidated financial statements along with the timing of adoption of IFRS 16. Management expects that

IFRS 16 will result in the following: a) an increase in assets and liabilities as fewer leases will be expensed as payments are made; b) an increase in depreciation expenses; and c) an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the cash flow statements.

IAS 16, Property, Plant and Equipment, allows for a policy choice for subsequent measurement of property, plant and equipment to be based on historical cost or fair value. The Company has historically carried its land at historical cost. As at December 31, 2016, the Company has changed its policy so that land is initially measured at historical cost but subsequently measured at fair value. Management concluded that given significant changes in the fair market value of the Company’s land assets, the revaluation method of accounting for land used in production is a more appropriate accounting policy than historical cost. IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, allows for prospective application of this policy change and therefore the policy change has been applied to the year ended December 31, 2016 only.

IFRS 11, Joint Arrangements, and IAS 28, Investments in Associates and Joint Ventures establishes the criteria for accounting for joint ventures. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. At each consolidated balance sheet date, the Company will consider whether there is objective evidence of impairment in joint venture. If there is such evidence, the Company will determine the amount of impairment to record, if any, in relation to the joint venture.

5	INVENTORIES

	December 31, 2017	December 31, 2016
Deferred crop costs	$19,070	$17,847
Purchased produce inventory	396	689
Biological asset adjustment (note 6)	(2,212)	(2,516)
Spare parts inventory	55	88

	$17,309	$16,108

The cost of inventories recognized as expense and included in cost of sales for the year ended December 31, 2017 amounted to $120,509 (2016 - $118,395). The biological asset adjustment reclassifies actual costs incurred for the biological asset from inventories to biological asset on the consolidated statements of financial position.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

6	BIOLOGICAL ASSET

Information about the biological asset presented on the consolidated statements of financial position and in the consolidated statements of income (loss) is as follows:

	December 31, 2017	December 31, 2016
Estimated sales value - biological asset Less	$7,937	$8,196
Estimated remaining costs to complete	3,043	3,257
Estimated selling costs	489	493

Fair value of biological asset less costs to sell	4,405	4,446
Less actual costs (note 5)	2,212	2,516

Increase in fair value of biological asset over cost	2,193	1,930
Fair value over cost of harvested and sold biological asset - beginning of year	1,928	3,431

Change in biological asset	$265	$(1,501)

7	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Land	Leasehold and land improve- ments	Buildings	Machinery and Equipment	Construction in process	Total
Year ended December 31, 2016
Opening net book value	$5,027	$1,464	$53,229	$33,868	$697	$94,285
Additions/transfers	(360)	360	—	—	2,564	2,564
Additions-Capital Lease		—	—	140		140
Land revaluation	7,197	—	—	—		7,197
Placed in service	—	—	581	2,385	(2,966)	—
Disposals	—	—	—	(276)	—	(276)
Accum deprec on disposal	—	—	—	264	—	264
Depreciation expense	—	(132)	(3,306)	(4,726)	—	(8,164)
Foreign currency translation adjustment	—	—	13	112	—	125

Closing net book value	$11,864	$1,692	$50,517	$31,767	$295	$96,135

At December 31, 2016
Cost	$11,864	$3,820	$82,937	$65,563	$295	$164,479
Accumulated depreciation	—	(2,128)	(32,420)	(33,796)	—	(68,344)

Net book value	$11,864	$1,692	$50,517	$31,767	$295	$96,135

Year ended December 31, 2017
Opening net book value	$11,864	$1,692	$50,517	$31,767	$295	$96,135
Additions/transfers	—	—	(416)	789	1,412	1,785
Additions-Capital Lease	—	—	—	191	—	191
Placed in service	—	—	—	1,071	(1,164)	(93)
Disposals	(2,752)	—	(5,524)	(4,694)	(75)	(13,045)
Accum deprec on disposal	—	—	1,601	2,521	—	4,122
Depreciation expense	—	(95)	(2,858)	(4,633)	—	(7,586)
Foreign currency translation adjustment	—	—	24	221	—	245

Closing net book value	$9,112	$1,597	$43,344	$27,233	$468	$81,754

At December 31, 2017
Cost	$9,112	$3,820	$77,029	$63,237	$468	$153,666
Accumulated depreciation	—	(2,223)	(33,685)	(36,004)	—	(71,912)

Net book value	$9,112	$1,597	$43,344	$27,233	$468	$81,754

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Depreciation related to the greenhouse facilities and equipment is expensed in cost of sales. Land is the only item of property, plant and equipment that is stated at fair values. During the year ended December 31, 2016, the Company changed its policy from the cost method to revalue land used in production at fair market value every three years using an external revaluation method performed by an independent appraiser. During the year ended December 31, 2016, land was determined to have increased in value from $4.7 million historical cost to $11.9 million fair market value, resulting in a land revaluation gain of $7.2 million. The gain of $7.2 million had a tax impact to deferred taxes of $1.1 million, resulting in net revaluation surplus in shareholders’ equity on the statements of financial position of $6.1 million. As at December 31, 2017, land, greenhouse buildings, and greenhouse equipment at Delta 3 were contributed as the Company’s investment in the joint venture transaction (note 8). The revaluation surplus related to Delta 3 of $1.8 million, net of taxes, that was previously recorded as a component of equity, was reclassified and included as part of the gain on disposal of assets recorded in the consolidated statements of income (loss).

8	INVESTMENT IN JOINT VENTURE

On June 6, 2017, the Company entered into an agreement to form Pure Sunfarms Corp. (“Pure Sunfarms”), a B.C. corporation, with Emerald Health Therapeutics Inc. (“Emerald”). The purpose of Pure Sunfarms is to pursue large-scale cannabis production in Canada. Village Farms has a 50% ownership interest in Pure Sunfarms in the form of common shares. The Company has concluded that the agreement constitutes a joint arrangement where joint control is shared with Emerald and therefore has accounted for Pure Sunfarms in accordance with IFRS 11 and IAS 28, using the equity method.

In conjunction with the formation of Pure Sunfarms, Village Farms contributed the rights to lease and purchase the Delta 3 land and greenhouse facility to the joint venture. The contribution of the rights has been accounted for as a reduction of the land and greenhouse facility in exchange for the investment in Pure Sunfarms Corp. It was determined that the land and greenhouse facility had a fair value of $14.9 million (CA$20 million) at the date of contribution. The fair value of the land was determined through an appraisal performed by an independent valuator. The fair value of the greenhouse was determined using the replacement cost model adjusted for the age of the greenhouse. This was a non-cash transaction. The Company recognized a gain of $8.0 million on the contribution of the land and greenhouse. The Company had previously recorded a fair value increase on the Delta 3 land (2016 - $2.1 million), which was recorded in accumulated other comprehensive income, net of taxes of $1.8 million. As a result of the contribution of the Delta 3 land, this amount has been recycled to the consolidated statements of income (loss), and has been included in the gain noted above.

As part of the transaction, Village Farms incurred related transaction costs of $1.1 million (CA$1.4 million), which have been added to the amount of the investment in Pure Sunfarms Corp. in accordance with IAS 28. Included in these costs are 300,000 common share purchase warrants valued at $148 (CA$192), issued to an affiliate of a Canadian financial institution as partial consideration for services related to the joint venture agreement. As at December 31, 2017, the Investment in Joint Venture of $15.7 million is recorded in the consolidated statement of financial position. For the year ended December 31, 2017, the Company’s share of net loss from joint venture totaled $255 (CA$325), which is recorded in the consolidated statement of income.

The Company’s share of the joint venture consists of the following (in $000’s of USD):

Balance, beginning of year	$—
Investments in joint venture	14,882
Transaction costs	1,100
Share of loss for the year	(255)

Balance, end of year	$15,727

Summarized financial information of Pure Sunfarms (in $000’s of CAD):

Current assets
Cash and cash equivalents	$2,907
Other current assets	475
Non-current assets	23,144
Current liabilities	(1,171)
Non-current liabilities	—

Net assets	$25,355

Reconciliation of net assets:
Net loss for the year	$(645)
Contributions from joint venture partners	26,000

Net assets	$25,355

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(in $000’s of CAD)
Revenue	$—
Selling, general and administrative expenses	(880)
Other expense	(4)
Recovery of income taxes	239

Net loss for the year	$(645)

9	OTHER ASSETS

The following table summarizes the components of other assets:

	December 31, 2017	December 31, 2016
Patronage stock	$437	$437
Note receivable (note 13)	70	101
Security deposits	538	103
Cash surrender value - insurance	924	840
Other	35	50

Total	$2,004	$1,531

10	DEBT

	December 31, 2017	December 31, 2016
Long-term debt:
Opening balance	$45,534	$49,187
Proceeds from long-term debt	306	—
Repayment of debt	(7,320)	(3,718)
Foreign currency translation	120	65

Closing balance	$38,640	$45,534

Current portion	$2,620	$3,291
Non-current portion	36,020	42,243
Less: Unamortized deferred transaction costs	(260)	(314)

	$38,380	$45,220

Credit Facilities

The Company has a Term Loan financing agreement with a Canadian creditor (“FCC Loan”). The non-revolving variable rate term loan was amended in March 2016 and has a maturity date of May 1, 2021 and a balance of $36,695 as at December 31, 2017. The outstanding balance is repayable by way of monthly installments of principal and interest based on an amortization period of 15 years, with the balance and any accrued interest to be paid in full on May 1, 2021. Monthly principal payments were $347 through May 1, 2016, and $253 effective June 1, 2016. As at December 31, 2017, borrowings under the FCC Loan agreement are subject to an interest rate of 5.88483% (December 31, 2016 - 5.38094%) which is determined based on the Company’s Debt to EBITDA ratio and the applicable LIBOR rate. Beginning January 1, 2018, the Company has a principal payment holiday until April 2018.

The Company’s subsidiary VFCE has a loan agreement with a Canadian Chartered Bank that includes a non-revolving fixed rate loan of CA$3.0 million with a maturity date of June 2023, fixed interest rate of 4.98%, and monthly payments of CA$36. As at December 31, 2017, the balance was US$1,658 (December 31, 2016 - US$1,806). The loan agreement also includes an uncommitted, non-revolving credit facility for up to CA$300 to cover Letters of Guarantee issued by the bank on behalf of the Company, with a maximum term of 365 days, renewable annually. Any drawings on the issued Letters of Guarantee must be covered by the Company within one business day notice by the bank . The loan agreement also includes an uncommitted credit facility for up to CA$700 to support financing of certain capital expenditures. The Company received an initial advance of CA$250 in October 2017. Each advance is to be repaid on a five-year, straight-line amortization of principal, repaid in monthly installments of principal plus interest at an interest rate of CA$ prime rate plus 200 basis points. As at December 31, 2017, the balance was US$192 (December 31, 2016 - $nil) .

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

The Company has a line of credit agreement with a Canadian Chartered Bank ( “Operating Loan”). The revolving Operating Loan was amended in May 2016 and has a line of credit up to CA$13,000 and variable interest rates with a maturity date on May 31, 2021, and is subject to margin requirements stipulated by the bank. As at December 31, 2017, $nil was drawn on this facility (December 31, 2016 - $nil), which is available to a maximum of CA$13,000, less outstanding letters of credit totaling $320 and CA$38.

The Amendments to the Company’s FCC Loan and Operating Loan have been accounted for as modifications of the existing debt in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

The Company’s borrowings (“Credit Facilities”) are subject to certain positive and negative covenants. As at December 31, 2017 and 2016, the Company was in compliance with all covenants on its Credit Facilities.

Accrued interest payable on the credit facilities and loans as at December 30, 2017 was $193 (December 31, 2016 - $202) and these amounts are included in accrued liabilities in the consolidated statements of financial position.

As security for the FCC Loan, the Company has provided promissory notes, a first mortgage on the greenhouse properties, and general security agreements over its assets. In addition, the Company has provided full recourse guarantees and has granted security therein. The carrying value of the assets and securities pledged as collateral as at December 31, 2017 was $120,815 (December 31, 2016 - $130,700).

Transaction costs incurred in connection with these financing activities are deferred and amortized over the terms of the related financing agreement. Total deferred financing costs, net of accumulated amortization, are netted against long-term debt on the consolidated statements of financial position, and total $260 as at December 31, 2017 (December 31, 2016 - $314).

The aggregate annual maturities of long-term debt for the next five years and thereafter are as follows:

2018	$2,620
2019	3,394
2020	3,391
2021	1,616
2022	27,448
Thereafter	171

$38,640

11	COMMITMENTS

Operating Leases

The Company has entered into certain operating lease commitments for land, office space and equipment through 2022. The future minimum lease payments for the next five years and thereafter are as follows:

2018	$1,285
2019	940
2020	459
2021	468
2022	248
Thereafter	3

$3,403

The Company made payments of $1,682 during the year ended December 31, 2017 (2016 - $1,595). Payments include common area amounts and fees paid to the lessors.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

12	FINANCIAL INSTRUMENTS

The following table summarizes the carrying and fair value of the Company’s financial instruments:

	December 31, 2017	December 31, 2016
Cash and cash equivalents	$7,091	$5,373
Trade receivables	$11,259	$10,187
Other financial assets	$2,491	$1,047
Other financial liabilities	$56,718	$62,591

Interest income, expense and gains and losses from loans, receivables and other financial liabilities are recognized in the consolidated statements of income (loss). The following table summarizes interest income and expense for the years ended December 31:

	2017	2016
Interest income earned on cash and cash equivalents	$—	$—
Interest expense from other financial liabilities	$2,695	$2,514

Financial assets and liabilities are recognized on the consolidated statements of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 - Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).

Management of financial risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following provides a measurement of some of these risks as at December 31, 2017 and 2016. The Company uses financial instruments only for risk management purposes, not for generating trading profit.

i) Credit risk

Credit risk is the risk that the Company will incur a loss due to the failure by its customers or other parties to meet their contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables and other receivables. The Company limits its exposure to credit risk by placing its cash and cash equivalents with high credit quality financial institutions.

The Company’s trade receivables had two customers that represented more than 10% of the balance of trade receivables, representing 16.0% and 14.8% of the balance of trade receivables as at December 31, 2017 (2016 - three customers represented 12.0%, 11.8%, and 10.1%). The Company believes that its trade receivables risk is limited due to the high credit quality of its customers and the protection afforded to the Company by the Perishable Agricultural Commodities Act (the “PACA”) for its sales in the United States, which represent approximately 85% of the Company’s annual sales. The PACA protection gives a claim filed under the PACA first lien on all PACA assets (which include cash and trade receivables). The PACA fosters trading practices in the marketing of fresh and frozen fruits and vegetables in interstate and foreign commerce. It prohibits unfair and fraudulent practices and provides a means of enforcing contracts. Historical write-offs have represented less than one-half of 1% of sales. The maximum amount of credit risk exposure is limited to the carrying amount of the balances on the consolidated financial statements.

Trade receivables for each customer were evaluated for collectability and an allowance for doubtful accounts has been estimated. At December 31, 2017, the allowance for doubtful accounts balance was $50 (2016 - $50). The Company has not recorded bad debt expense during the year ended December 31, 2017 (2016 - $nil).

At December 31, 2017, 89.4% (2016 - 87.4%) of trade receivables were outstanding less than 30 days, 7.4% (2016 - 9.5%) were outstanding for between 30 and 90 days and the remaining 3.2% (2016 - 3.1%) were outstanding for more than 90 days. Trade receivables are considered past due based on the contract terms agreed to with a customer. Aged receivables that are past due are not considered impaired unless customer specific information indicates otherwise.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

ii) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its long-term debt, for which the interest rates charged fluctuate based on the 90-day LIBOR rate. If interest rates had been 50 basis points higher, the net income during the year ended December 31, 2017 would have been lower by $201. This represents $201 in increased interest expense (2016 - $227).

iii) Foreign exchange risk

At December 31, 2017, the Canadian/U.S. foreign exchange rate was CA$1.00 = US$0.7966 (2016 – US$0.7437). Assuming that all other variables remain constant, an increase of $0.10 in the Canadian dollar would have the following impact on the ending balances of certain consolidated statements of financial position items at December 31, 2017 and December 31, 2016 with the net foreign exchange gain or loss directly impacting net income (loss) for the years.

	December 31, 2017	December 31, 2016
Financial assets
Cash and cash equivalents	$287	$93
Trade receivables	349	222
Financial liabilities
Trade payables and accrued liabilities	(371)	(229)
Loan payable	(232)	(240)

Net foreign exchange gain (loss)	$33	$(154)

iv) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The following are the contractual maturities of financial liabilities as at December 31, 2017:

Financial liabilities	Total	1 year	2-3 years	4-5 years	More than 5 years
Long-term debt, net of fees	$38,380	$2,620	$6,785	$28,805	$170
Trade payables	12,952	12,952	—	—	—
Accrued liabilities	3,793	3,793	—	—	—
Obligation under capital lease	251	72	179	—	—
Other liabilities	1,097	—	1,097	—	—

Total	$56,473	$19,437	$8,061	$28,805	$170

It is the Company’s intention to meet these obligations through the collection of current accounts receivable and cash from sales. If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing. In addition, as at December 31, 2017, the Company has an operating loan of up to CA$13,000, less outstanding letters of credit totaling $333 and CA$38.

v) Fair values

The carrying amount of short-term financial instruments, less provisions for impairment if applicable, is consistent with the fair value of such instruments. The Company’s debt bears a variable interest rate tied to market rates and therefore its carrying value approximates its fair value.

13	RELATED PARTY TRANSACTIONS AND BALANCES

As at December 31, 2017, the Company had amounts due from its joint venture, Pure Sunfarms, totaling $411 primarily for consulting services and reimbursement of expenses which occurred in the year. These amounts were non-interest bearing and were due on demand. These amounts are included in other receivables in the December 31, 2017 consolidated statement of financial position.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Included in other assets as at December 31, 2017, is a $70 (2016—$101) promissory note that represents the unpaid amount the Company advanced to an employee in connection with a relocation at the request of the Company.

14	COMPENSATION OF KEY MANAGEMENT

Key management includes the Company’s officers and senior vice presidents:

	Year Ended December 31, 2017	Year Ended December 31, 2016
Salaries and other employee benefits	$1,778	$1,887
Share-based payments	1,104	91

	$2,882	$1,978

15	EXPENSES BY NATURE

The following table outlines the Company’s significant expenses by nature:

Cost of sales	Year Ended December 31, 2017	Year Ended December 31, 2016
Purchased produce	$41,978	$41,207
Raw materials and consumables used	40,365	38,884
Depreciation and amortization	7,447	7,991
Transportation and storage	19,999	18,510
Employee compensation and benefits	34,644	34,186

	$144,433	$140,778

Selling, general and administrative expenses	Year Ended December 31, 2017	Year Ended December 31, 2016
Employee benefits - salaries and short-term benefits	$8,422	$7,928
Employee benefits - share-based payments	1,519	195
Marketing	617	1,122
Professional services	1,705	1,302
Office expenses	1,671	1,538
Other	1,479	1,635

	$15,413	$13,720

Employee compensation and benefits	Year Ended December 31, 2017	Year Ended December 31, 2016
Salaries and short-term employee benefits	$43,066	$42,114
Share-based compensation	1,519	195

	$44,585	$42,309

16	INCOME TAX EXPENSE

The provision for (recovery of) income taxes consists of the following components:

	Year Ended December 31, 2017	Year Ended December 31, 2016
Current	$29	$157
Deferred	109	(1,261)

Provision for (recovery of) income taxes	$138	$(1,104)

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

The provision for (recovery of) income taxes reflected in the consolidated statements of income (loss) for the years ended December 31, 2017 and December 31, 2016 differs from the amounts computed at the federal statutory tax rates. The principal differences between the statutory income tax (recovery) and the effective provision for (recovery of) income taxes are summarized as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016
Income (loss) before income taxes	$3,960	$(3,087)

Tax (recovery) calculated at domestic tax rates applicable in the respective countries	674	(1,196)
Non-deductible items	422	75
True up of prior year income tax estimates	—	(219)
Tax rate differences on deferred taxes	(482)	—
State tax adjustments	(36)	30
Foreign exchange on translation	132	100
Unrealized foreign exchange	116	97
Differences attributed to joint venture capital transactions	(698)	—
Share of losses from joint venture	66
Other	(56)	9

Provision for (recovery of) income taxes	$138	$(1,104)

The statutory tax rate in effect for the year ended December 31, 2017 was 26.0% (2016 - 26.0%) in Canada and 23.0% (2016 - 35.0%) in the United States.

As a result of the US tax reform, the US federal tax rate was substantively enacted on December 22, 2017 and a reduced federal tax rate will be effective from January 1, 2018 in accordance with the Tax Cuts and Jobs Act of 2017. Accordingly, the relevant deferred tax balances have been remeasured with the new rate. As additional interpretations and regulatory guidance becomes available, the Company will continue to assess the impact of the new legislation.

The weighted average applicable tax rate was 3.5% tax benefit for 2017 (2016 - 35.8%).

17	DEFERRED INCOME TAXES

The deferred tax assets and liabilities presented on the consolidated statements of financial position are net amounts corresponding to their reporting jurisdiction. The deferred tax assets and liabilities presented in the note disclosure are grouped based on asset and liability classification without consideration of their corresponding reporting jurisdiction.

The amounts in the consolidated statements of financial position reconcile to the amounts disclosed in this note as follows:

	December 31, 2017	December 31, 2016
Deferred tax assets	$7,606	$11,957
Deferred tax liabilities	(12,431)	(16,944)

	$(4,825)	$(4,987)

Deferred tax assets:	Tax losses/ other credits	LT Debt/ Interest	Inventory	Intangibles	Other	Total
At January 1, 2016	$7,364	$3,385	$406	$416	$404	$11,975
Credited /(charged) to statement of loss	49	(195)	112	(17)	33	(18)

At December 31, 2016	$7,413	$3,190	$518	$399	$437	$11,957

Credited to statement of income	(2,289)	(968)	(144)	(399)	(551)	(4,351)

At December 31, 2017	$5,124	$2,222	$374	$—	$(114)	$7,606

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

	Accelerated tax depreciation	Biological asset	Revaluation Surplus	Joint Venture Shares	Total
Deferred tax liabilities:
At January 1, 2016	$(15,959)	$(1,200)	$—	$—	$(17,159)
Credited to statement of loss	754	526	—	—	1,280
Charged to statements of other comprehensive income	—	—	(1,065)	—	(1,065)

At December 31, 2016	$(15,205)	$(674)	$(1,065)	$—	$(16,944)
Credited/(charged) to statement of income	6,179	214	—	(2,151)	4,242
Credited to statement of other comprehensive income	—	—	271	—	271

At December 31, 2017	$(9,026)	$(460)	$(794)	$(2,151)	$(12,431)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	December 31, 2017		December 31, 2016
	Canada	U.S.	Canada	U.S.
Deferred tax assets:
Expected to be recovered in more than 12 months	$ 747	$ 5,753	$ 1,914	$ 8,651
Expected to be recovered within 12 months	388	718	225	1,167
Deferred tax liabilities:
Expected to be settled in more than 12 months	(4,606)	(6,569)	(4,202)	(10,846)
Expected to be settled within 12 months	(40)	(1,216)	(27)	(1,869)

Deferred tax liabilities, net of assets	$ (3,511)	$ (1,314)	$ (2,090)	$ (2,897)

Non-capital and farm losses expire as follows:

	Canada	U.S.	Total
2021	$—	$7,338	$7,338
2022	—	5,043	5,043
2023	—	3,993	3,993
2027	28	—	28
2028	4	—	4
2029	27	—	27
2030	8	—	8
2031	424	—	424
2032	4	14,895	14,899
2033	4	—	4
2034	5	11,665	11,670
2035	358	7,445	7,803
2036	106	3,619	3,725
2037	146	4,445	4,591

	$1,114	$58,443	$59,557

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future profits is probable.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

18	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	For the Years Ended December 31,
	2017	2016
Trade receivables	$(1,059)	$(1,037)
Inventories	(1,197)	(2,805)
Inventories reclassified to biological asset	306	132
Other receivables	(1,642)	161
Income taxes recoverable	—	(246)
Prepaid expenses and deposits	41	(379)
Trade payables	394	3,484
Accrued liabilities and income taxes	(955)	291
Other assets, net of other liabilities	(305)	(34)

	$(4,417)	$(433)

19	SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s two reporting segments include the Produce business and the Energy business. The Produce business produces, markets, and sells the product group which consists of premium quality tomatoes, bell peppers and cucumbers. The Energy business produces power that it sells per a long-term contract to its one customer.

The Company’s primary operations are in the United States and Canada. Net sales by the countries in which its customers are located are as follows:

	For the Years Ended December 31,
	2017	2016
Sales
Produce - U.S.	$132,464	$131,187
Produce - Canada	24,020	22,177
Energy - Canada	1,922	2,138

	$158,406	$155,502

The Company’s property, plant and equipment, net of accumulated depreciation, are located as follows:

	December 31, 2017	December 31, 2016
United States	$46,922	$51,459
Canada	31,183	40,976
Energy - Canada	3,649	3,700

	$81,754	$96,135

The depreciation and amortization charges for the year ended December 31, 2017 in the Produce business were $6,791 (2016 - $7,616) and $795 (2016 - $548) in the Energy business.

20	SHARE CAPITAL AND EQUITY

The following is a summary of share capital:

	The VFF Common Shares
	# of Shares	Amount
Share capital - January 1, 2016	38,807,345	$24,903
Shares issued on exercise of options - 2016	75,600	51

Share capital - December 31, 2016	38,882,945	24,954

Shares issued pursuant to public offering, net	2,500,000	9,769
Share-based compensation - 2017	768,000	1,333
Shares issued on exercise of options - 2017	91,667	59

Share capital - December 31, 2017	42,242,612	$36,115

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

VFF is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. These shares have no par value.

(i) Common shares:

The common shares entitle the holders thereof to one vote per share at all shareholder meetings of VFF. The holders of the common shares are entitled to receive any dividend declared by VFF on the common shares. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of VFF, the holders of the common shares are entitled to receive, pro rata, the remaining property or assets of VFF upon its dissolution, liquidation or wind-up.

(ii) Preferred shares:

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of the directors of VFF who shall determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series. There are no voting rights attached to the preferred shares except as prescribed by law. In the event of the liquidation, dissolution or wind-up of VFF, or any other distribution of assets of VFF among its shareholders for the purpose of winding up its affairs, the holders of the preferred shares of each series are entitled to receive, among other things, with priority over the common shares and any other shares ranking junior to the preferred shares of VFF, an amount equal to any cumulative dividends, whether or not declared, or declared thereon but unpaid and no more. The preferred shares for each series are also entitled to such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined as to their respective series authorized to be issued. The preferred shares of each series shall be on a parity basis with the preferred shares of every other series with respect to payment of dividends and return of capital. There are no preferred shares currently issued and outstanding.

21	INCOME PER SHARE

Basic income per share is calculated by dividing the net income attributable to owners of the Company by the weighted average number of common shares in issue during the year excluding common shares purchased by the Company and held as treasury shares.

	For the Years Ended December 31,
	2017	2016
Net income (loss) attributable to owners of the Company	$3,822	$(1,983)
Weighted average number of common shares outstanding (thousands)	39,144	38,883

Basic income (loss) per share	$0.10	$(0.05)

Diluted income per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company’s share options are potentially dilutive to common shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares for the year) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of the share options. If dilutive effect is less than zero, then issuance is anti-dilutive and is excluded from dilutive income per share calculation.

	For the Years Ended December 31,
	2017	2016
Net income (loss) attributable to owners of the Company	$3,822	$(1,983)
Weighted average number of common shares outstanding (thousands)	39,144	38,883
Adjustment for:
Share options (thousands)	1,164	293 61

Weighted average number of common shares outstanding for diluted income per share (thousands)	40,308	39,176

Diluted income (loss) per share	$0.10	$(0.05)

22	CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to safeguard its assets and maintain a competitive cost structure, continue as a going concern and provide returns to its shareholders. In addition, the Company works with all relevant stakeholders to ensure the safety of its operations and employees and remain in compliance with all environmental regulations.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

The Company’s main objectives when managing capital are:

•	to structure the repayment of obligations in line with the expected lives of the Company’s principal revenue generating assets;

•	to ensure the Company has access to capital to fund contractual obligations as they become due and to ensure adequate cash levels to withstand the impact of unfavorable economic conditions;

•	to maintain the Company’s credit ratings to facilitate access to capital markets at competitive interest rates; and

•	to access capital markets to fund its growth initiatives.

The Company’s capital comprises net debt and equity:

	December 31, 2017	December 31, 2016
Total bank debt	$38,640	$45,534
Less cash and cash equivalents	(7,091)	(5,373)

Net debt	31,549	40,161
Total equity	81,043	67,387

	$ 112,592	$ 107,548

It is the Company’s intention to meet its obligations through the collection of current accounts receivable and cash. As at December 31, 2017, the Company has an operating loan up to CA$13,000, less $333 and CA$38 outstanding letters of credit (as at December 31, 2016, $nil was outstanding on the operating loan, and $333 and CA$38 outstanding on the letters of credit). As at December 31, 2017, the operating loan borrowing base was CA$10,400 based on a percentage of the Company’s outstanding accounts receivable less the issued letters of credit. If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing.

23	SHARE-BASED COMPENSATION PLAN

The Company has a share-based compensation plan. The maximum number of common shares that can be issued upon the exercise of options granted is equal to 10% of the aggregate number of common shares issued and outstanding from time to time. The term during which an option may be exercised is 10 years from the date of the grant. Options vest at a rate of 33% per year, beginning one year following the grant date of the options. Share-based compensation expense for the year ended December 31, 2017 of $1,519 (2016—$195) was recorded in selling, general and administrative expenses and the corresponding amount credited to contributed surplus.

The following table presents the assumptions used to establish the fair value assigned to the options issued using the Black-Scholes valuation model:

	December 2017	June 2016	March 2016	November 2015
Expected volatility	52.7%	51.9%	52.5%	53.3%
Dividend	$nil	$nil	$nil	$nil
Risk-free interest rate	2.05%	1.26%	1.52%	1.39%
Expected life	6.5 years	6.5 years	6.5 years	6.5 years
Fair value	$3.1869	$0.795	$0.738	$0.421

Expected volatility was based on three years of historical data.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

The following table summarizes stock options of 320,000 granted during the year. In addition, for the year ended

December 31, 2017, there were 91,667 stock options exercised and 6,666 stock options forfeited.

	For the Years Ended December 31,
	2017			2016
	Stock options	Weighted average grant date fair value		Stock options	Weighted average exercise price
Beginning of year	2,116,065	CA$	1.19	1,899,999	CA$	1.14
Granted	165,000	CA$	2.20	250,000	CA$	1.43
Granted	155,000	CA$	6.00	50,000	CA$	1.55
Exercised	(16,667)	CA$	0.83	(25,000)	CA$	1.24
Exercised	(25,000)	CA$	1.10	(50,600)	CA$	0.70
Exercised	(50,000)	CA$	0.70	—		—
Forfeitures	(6,666)	CA$	1.48	(8,334)	CA$	1.48

End of year	2,337,732	CA$	1.59	2,116,065	CA$	1.19

The following table summarizes stock options outstanding and granted as at December 31, 2017:

Exercise price	Number outstanding	Remaining contractual life (years)	Number of exercisable options
CA$0.70	149,399	2.0	149,399
CA$1.24	565,000	3.4	565,000
CA$1.27	150,000	4.2	150,000
CA$0.85	100,000	5.2	100,000
CA$1.10	215,000	5.7	215,000
CA$1.48	360,000	6.2	360,000
CA$0.94	100,000	7.2	66,667
CA$0.83	28,333	7.8	13,334
CA$0.80	50,000	7.9	33,334
CA$1.43	250,000	8.3	83,338
CA$1.55	50,000	8.5	16,667
CA$2.20	165,000	9.5	Nil
CA$6.00	155,000	10.0	Nil

	2,337,732

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

	Exercise price in CA$ per share	December 31, 2017	December 31, 2016
Expiry date - January 13, 2020	0.70	149,399	199,399
Expiry date - May 20, 2021	1.24	565,000	565,000
Expiry date - March 13, 2022	1.27	150,000	150,000
Expiry date - March 13, 2023	0.85	100,000	100,000
Expiry date - September 26, 2023	1.10	215,000	240,000
Expiry date - March 18, 2024	1.48	360,000	366,666
Expiry date - March 19, 2025	0.94	100,000	100,000
Expiry date - October 6, 2025	0.83	28,333	45,000
Expiry date - November 16, 2025	0.80	50,000	50,000
Expiry date - March 29, 2026	1.43	250,000	250,000
Expiry date - June 30, 2026	1.55	50,000	50,000
Expiry date - June 14, 2027	2.20	165,000	—
Expiry date - December 22, 2027	6.00	155,000	—

		2,337,732	2,116,065

During 2017, 906,000 performance-based restricted share units were issued to Village Farms employees involved with the recently formed joint venture with Pure Sunfarms, Corp. Once a performance target is met and the shares units are deemed earned and vested, compensation expense based was recorded based on the fair value of the share units on grant date and is included in selling, general and administrative expenses in the consolidated statement of income. There were 128,000 performance-based restricted share units outstanding, which had not yet vested as at December 31, 2017.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

The following table summarizes 906,000 performance-based restricted share units were issued during the year.

	2017
	Performance- based restricted share units	Weighted average grant date fair value in CA$
Beginning of year	—
Issued	885,000	CA$	2.20
Issued	21,000	CA$	6.00
Exercised	(768,000)	CA$	2.20
Expired	(10,000)	CA$	2.20

Outstanding at end of year	128,000	CA$	2.82

Exercisable at end of year	—

24 SUBSEQUENT EVENT

On March 5, 2018 the Company, and joint venture partner Emerald, announced that Health Canada had issued a Cultivation Licence to Pure Sunfarms under Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”).